UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR
□	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 For the transition period from to .

Commission File Number:  1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2009 and 2008, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof.  The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2009 and 2008

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 12

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets Held at End of Year	13 - 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 25, 2010

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

	2009	2008

Assets

Investments, at fair value (see Note 6)	$26,159,330	$19,461,455

Total assets	26,159,330	19,461,455

Liabilities

Excess contributions	26,975	17,933

Total liabilities	26,975	17,933

Net assets available for benefits at fair value	26,132,355	19,443,522

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	195,329	271,914

Net assets available for benefits	$26,327,684	$19,715,436

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2009	2008

Additions to net assets attributed to:
Interest	$14,547	$20,703
Dividends	384,593	787,300
Net appreciation in fair value of investments (see Note 7)	4,464,920	-
	4,864,060	808,003

Contributions:
Participant	2,565,365	2,398,574
Rollovers	3,550	78,518
	2,568,915	2,477,092

Total additions	7,432,975	3,285,095

Deductions from net assets attributed to:
Net depreciation in fair value of investments (see Note 7)	-	9,364,557
Benefits paid to participants	808,248	1,192,321
Administrative expenses	12,479	26,002
Total deductions	820,727	10,582,880

Net increase (decrease) in net assets	6,612,248	(7,297,785)

Net assets available for benefits:
Beginning of year	19,715,436	27,013,221

End of year	$26,327,684	$19,715,436

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of Plan

The following description of the Ecology and Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002, the hours-of-service requirement was eliminated and employees age twenty-one (21) or older are immediately eligible to participate in the Plan during the month following their date of hire.  Contributions to the Plan were not permitted prior to July 1, 1994.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the 27 investment options and a brokerage account. Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions.

Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan documents.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  There is no partial vesting.

Participant loans
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund.  Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 5 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest are paid ratably through biweekly payroll deductions.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of Plan (continued)

Payment of benefits
On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.  Participants are charged a one time distribution fee at the time when a participant requests a distribution from the plan.

Administration
The Plan is administered by the Company.  The Company has selected The Hartford to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee.

Administrative expenses are paid by the participants.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Authoritative Accounting Literature
Effective for interim and annual periods ending after September 15, 2009, the FASB has codified all sources of authoritative accounting literature pertaining to all non-governmental entities into a single set of authoritative literature, known as the FASB Accounting Standards Codification (“FASC”).  The FASC includes all authoritative literature previously issued by recognized standard-setting bodies pertaining to accounting principles generally accepted in the United States, thereby superseding all previously issued authoritative pronouncements relating to non-governmental entities.

All references to relevant authoritative literature issued by the FASB with which the Company must comply are hereinafter referred to generally as “U.S. GAAP”.

Investments and Related Transactions
The Plan's assets include an investment in the common stock of Ecology and Environment, Inc. through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.

The Plan’s net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on the trade date.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

2.	Summary of Accounting Policies (continued)

As described in U.S. GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures on contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Reclassifications
Certain elements of the financial statements for the year ended December 31, 2008 have been reclassified to conform with the 2009 presentation.

Subsequent Events
These financial statements have not been updated for subsequent events occurring after the date these financial statements were issued.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.	Tax Status

The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan.  The Plan is based upon a prototype plan designed by the Hartford Retirement Services, Inc. that received a favorable determination letter dated March 31, 2008.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code and has no income subject to unrelated business income tax.  Therefore no provision for income taxes has been included in the Plan’s financial statements.

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

6.     Fair Value Measurements

Fair Value – The carrying amounts of all financial instruments classified as current assets and liabilities approximate fair values.  As defined by U.S. GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  All assets and liabilities are required to be measured and reported on a fair value basis.  Accounting principles generally accepted in the United States of America, requires disclosure that establishes a framework for measuring fair value in U.S. GAAP, and expands disclosure about fair value measurements.  This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and December 31, 2008.

Common stocks: Stated at fair value as measured by quoted market prices in an active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the plan at year end.

Unit investment trusts: Valued at fair value as provided by a pricing evaluation organization.

Participant loans: Valued at their outstanding balances, which approximates fair value.

Stable value fund: Valued at fair value based on information reported by the investment advisor using audited financial information of the collective trust.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

6.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

At December 31, 2009	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Investments:
Mutual funds:
Growth funds	$6,554,414	$-	$-	$6,554,414
Blend funds	5,681,887	-	-	5,681,887
Value funds	5,025,042	-	-	5,025,042
Bond funds	1,832,401	-	-	1,832,401
Allocation funds	1,006,482	-	-	1,006,482
Target date funds	385,028	-	-	385,028

Total mutual funds	$20,485,254	$-	$-	$20,485,254

Brokerage access account:
Cash and cash equivalents	73,875	-	-	73,875
Common Stock
Services	347,004	-	-	347,004
Basic materials	93,389	-	-	93,389
Industrials	53,076	-	-	53,076
Utilities	37,466	-	-	37,466
Conglomerates	22,998	-	-	22,998
Technology	22,729	-	-	22,729
Other	8,894	-	-	8,894
Mutual funds
Target date funds	87,263	-	-	87,263
Growth funds	31,329	-	-	31,329
Bond funds	23,837	-	-	23,837
World stock funds	22,283	-	-	22,283
Other	18,821	-	-	18,821
Allocation fund	15,841	-	-	15,841
Value fund	14,365	-	-	14,365
Unit Investment Trusts	-	33,957	-	33,957
Total brokerage access
account	$873,170	33,957	-	907,127

Unitized stock fund	899,755	-	-	899,755
Stable value fund	-	3,681,160	-	3,681,160
Participant loans	-	-	186,034	186,034

Total assets at fair value	$22,258,179	$3,715,117	186,034	$26,159,330

6.       Fair Value Measurements (continued)

At December 31, 2008	Quoted Prices in Active Market Level	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Investments:
Mutual funds	$14,466,037	$-	$-	$14,466,037
Brokerage access account:
Cash and cash equivalents	86,258	-	-	86,258
Common stock	454,378	-	-	454,378
Mutual funds	181,158	-	-	181,158
Unit investment trusts	-	18,654	-	18,664
Total brokerage access account	721,794	18,654	-	740,458

Unitized stock fund	754,158	-	-	754,158
Stable value fund	-	3,299,972	-	3,299,972
Participant loans	-	-	200,830	200,830

Total investments at fair value	$15,941,989	$3,318,636	$200,830	$19,461,455

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009 and 2008:

December 31, 2009	Level III Assets Participant Loans

Balance as of January 1, 2009	$200,830
Issuances, repayments, and settlements net	(14,796)
Balance as of December 31, 2009	$186,034

December 31, 2008	Level III Assets Participant Loans

Balance as of January 1, 2008	$244,318
Issuances, repayments, and settlements net	(43,488)
Balance as of December 31, 2008	$200,830

The following information pertains to fair value measurements of certain investments that calculate net asset value per share in accordance with U.S. GAAP relating to such investments.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Stable value fund	$3,681,160	None	12 months	12 months

This category represents the investment within the SEI Trust Company Fixed Fund Institutional investment.  The trust was formed to provide for the collective investment of assets in guaranteed investment contracts and in cash or other readily marketable securities.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

7.	Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31,

	2009	2008

DWS Equity 500 Index Fund S, 29,440 and 27,759 shares, respectively	$3,684,151	$2,810,324
SEI Trust Company Fixed Fund Institutional, 3,876,489 and 3,564,551 shares, respectively	3,681,160	3,299,972
MFS Value Fund A, 176,489 and 166,725 shares, respectively	3,665,675	2,924,362
Thornburg Core Growth Fund A, 214,694 and 200,706 shares, respectively	3,046,507	1,958,887
PIMCO Total Return Fund A, 167,261 and 130,230 shares, respectively	1,806,417	1,320,530
MFS Core Growth Fund A, 106,516 and 103,149 shares, respectively	1,658,453	1,294,516
Fidelity Low Priced Stock Fund, 42,855 and 46,331 shares, respectively	1,368,791	1,071,170

The Plan’s investments for the years ended December 31, 2009 and 2008 (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Mutual funds	$4,080,778	$(9,169,826)

Brokerage access account:
Common stock	162,839	(113,516)
Mutual fund	56,567	(118,042)
Unit investment trust	3,892	(12,556)

Total brokerage access account	223,298	(244,114)

Unitized stock fund	160,845	49,384

Stable value fund	(1)	(1)

	$4,464,920	$(9,364,557)

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

8.	Transactions with Parties-in-Interest

As of December 31, 2009 and 2008, the Plan held Certain Securities issued by the Company as follows:

	December 31, 2009		December 31, 2008
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund
Ecology and Environment, Inc. Common Stock
Common Stock	50,493	$757,319	54,036	$647,351

Brokerage Access Account
Ecology and Environment, Inc.
Common Stock	8,965	$134,462	9,670	$115,846

Dividends on Ecology and Environment, Inc. Common Stock amounted to approximately $20,479 and $26,886 during the years ended December 31, 2009 and 2008, respectively.

Certain plan investments are shares of mutual funds and a collective investment trust made available through the Hartford Retirement Services, LLC (“HRS”) recordkeeping platform.  HRS (formerly Sun Life Retirement Services, Inc.) is the recordkeeper for the Plan.  Reliance Trust Company (“RTC”) is the trustee and custodian of plan investments that include mutual funds, the collective investment trust and the Company stock.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

9.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	2009	2008

Net assets available for benefits per the financial statements	$26,327,684	$19,715,436

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(195,329)	(271,914)

Net assets available for benefits per the Form 5500	$26,132,355	$19,443,522

Net (decrease) increase in net assets per the financial statements	$6,612,248	$(7,297,785)

Change in adjustment from contract value to fair value for fully benefit responsive investment contracts	76,585	(271,914)

Net (decrease) increase in net assets per the Form 5500	$6,688,833	$(7,569,699)

Ecology and Environment, Inc.
401(k) Plan
EIN:  16-0971022
PLAN NUMBER:  003
Schedule H - line 4i - Schedule of Assets Held at End of Year

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:

	29,440	DWS	Equity 500 Index Funds	**	$ 3,684,151
	176,489	MFS	Value Fund A	**	3,665,675
	214,694	Thornburg	Core Growth Fund	**	3,046,507
	167,261	PIMCO	Total Return Fund A	**	1,806,417
	106,516	MFS	Core Growth Fund A	**	1,658,453
	42,855	Fidelity	Low Priced Stock Fund	**	1,368,791
	21,924	Harbor	International Fund Inv	**	1,192,462
	32,650	Columbia	Acorn Fund A	**	782,944
	60,645	MFS	Aggressive Growth
			Allocation Fund A	**	739,259
	45,280	MFS	Total Return Fund A	**	594,529
	39,301	MFS	Growth Allocation Fund A	**	477,109
	24,442	MFS	Moderate Allocation Fund A	**	292,566
	6,166	Janus Adviser	International Growth Fund A	**	261,985
	14,709	T. Rowe Price	Retirement 2010 Fund	**	204,455
	10,648	Neuberger Berman	Socially Responsible Fund	**	151,836
	10,283	MFS	Conservative Allocation Fund A	**	119,387
	3,655	Victory	Small Company Opportunity Fund A	**	90,602
	3,854	Janus Adviser	Perkins Mid Cap Value Fund A	**	76,303
	4,754	T. Rowe Price	Retirement 2020 Fund	**	69,071
	5,075	Eaton Vance	Special Equities Fund A	**	65,266
	4,258	T. Rowe Price	Retirement 2030 Fund	**	64,046
	2,266	T. Rowe Price	Retirement 2040 Fund	**	34,154
	2,265	American Century	Inflation Adj Bond Adv	**	25,984
	1,572	T. Rowe Price	Retirement 2050 Fund	**	13,302
			Total Mutual Funds		20,485,254

Stable Value Fund:
	3,876,489	SEI Trust Company	Fixed Fund Institutional	**	3,681,160

Unitized Stock Fund:
*	50,493	Unitized Stock Fund	Ecology and Environment, Inc.	**	757,319
	142,436	Unitized Stock Fund	MFS Money Market Fund	**	142,436
			Total Unitized Stock Fund		899,755

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Brokerage Access Account:

	Cash and Cash Equivalents
	43,703	-	Schwab Money Market Fund	**	43,703
	-	-	Cash	**	30,172
					73,875
	Common Stock
	20,500	-	Tivo Inc.	**	208,690
*	8,965	-	Ecology and Environment, Inc.	**	134,462
	500	-	Freeport-McMoran Copper & Gold Inc.	**	40,145
	1,000	-	Enpro Industries Inc.	**	26,410
	500	-	Contango Oil & Gas	**	23,505
	1,520	-	General Electric Company	**	22,998
	1,000	-	Duke Energy Corp	**	17,210
	500	-	Pentair Inc	**	16,150
	666	-	Aqua America Inc.	**	11,662
	2,440	-	Vaalco Energy Inc New	**	11,102
	600	-	Suntech Power Holdings Co.	**	9,978
	500	-	Corning Inc.	**	9,655
	200	-	Transcanada Corp	**	6,874
	1,000	-	Novagold Res Inc New	**	6,130
	500	-	Ford Motor Company	**	5,000
	11,400	-	Hydrogenics Corp	**	4,241
	300	-	Stillwater Mining Co.	**	2,844
	200	-	Masco Corp	**	2,762
	292	-	Southwest Water Co.	**	1,720
	20	-	Monsanto Co New Del	**	1,641
	26	-	Union Pacific Corp	**	1,639
	1,000	-	Level 3 Communications Inc.	**	1,530
	9	-	Goldman Sachs Group Inc.	**	1,526
	50	-	Vale S. A.	**	1,452
	25	-	FMC Corporation	**	1,414
	25	-	Bucyrus International Inc New	**	1,411
	20	-	Anadarko Petroleum Corp	**	1,252
	650	-	Ballard Power Systems Inc New	**	1,228
	20	-	Mosaic Company	**	1,202
	150	-	Cal Dive International	**	1.134
	300	-	Realnetworks Inc.	**	1,113
	21	-	CSX Corp	**	1,004
	20	-	Estee Lauder Companies Inc.	**	946
	50	-	James River Coal Co	**	924
	460	-	Abraxas Petroleum Corp	**	883
	12	-	Bunge Limited	**	771
	10,900	-	Vasomedical Inc.	**	653
	20	-	Foster Wheeler AG	**	589
	300	-	Evergreen Solar Inc.	**	453
	7	-	Hess Corporation	**	427
	100	-	Ivanhoe Energy Inc.	**	286
	400	-	Plug Power Inc.	**	284

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	200	-	Minco Gold Corp	**	176
	5,000	-	Premiere Publishing GP	**	75
	2,500	-	Nova Biosorce Fuels Inc	**	5
	4,500	-	Flyi Inc	**	-
					585,556

	Mutual Funds
	4,176	-	Vanguard Target Retirement 2025 Fund	**	47,275
	3,769	-	T. Rowe Price Retirement 2025 Fund	**	39.988
	694	-	CGM Focus Fund	**	20.654
	872	-	T. Rowe Price Capital Appreciation Fund	**	15,841
	1,634	-	US Global Regent Eastern European	**	14,884
	2,190	-	American Century Equity Income Fund	**	14,365
	1,203	-	Vanguard Short Term Bond Index	**	12,540
	982	-	American Century Inflation Adj Bond	**	11,297
	740	-	Powershs Exch Trad Fd Tr	**	5,022
	172	-	Scout International Fund	**	5,040
	256	-	Lazard Emerging Markets Equity Open	**	4,683
	164	-	Matthews Dragon Ctry China Fd C1 I	**	4,175
	160	-	Kinetics Paradigm Fund	**	3,224
	320	-	Janue Orion Fund Class T	**	3,201
	159	-	US Global Inv World Precious	**	2,775
	182	-	Winslow Green Growth Fund	**	2,452
	253	-	US Global Inv Global	**	2,237
	76	-	Profunds Ultra-Latin	**	986
				**	213,739
	Unit Investment Trusts
	500	-	Sector Spdr Tr Con Svcs	**	15,535
	350	-	Market Vectors ETF Trust	**	8,750
	295	-	Claymore Exchange Traded Fund	**	3,024
	26	-	Spdr Gold Trust	**	2,790
	66	-	Ishares MSCI Emerging Mkts Index Fund	**	2,739
	15	-	Ishares MSCI Brazil Index	**	1,119
					33,957
			Total Brokerage Account		907,127
	Participant Loans:
*	-	Participant Loans	(5.00% - 9.50%)	-	186,034

					$ 26,159,330

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 25, 2010	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member